

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

August 18, 2010

Mr. Boris Podolsky
Chief Financial Officer
CTC Media, Inc.
15A Pravda Street
Moscow, Russia, 125124

      **Re: CTC Media, Inc.
             Form 10-K for fiscal year ended December 31, 2009
             Filed March 1, 2010
             File No. 000-52003**

Dear Mr. Podolsky:

      We have reviewed your response letter dated August 2, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2009
Item 7 – Management's Discussion and Analysis of Financial Condition and Result of Operations

Critical Accounting Policies
Accounting for acquisitions: goodwill and Intangible assets, page 44

1. We note your response to comment two from our letter dated July 7, 2010. It is unclear how your valuation method results in a direct fair value of broadcasting licenses. Please describe the method and significant assumptions in more detail. In your response please address the following:

- Explain how the adjustments to revenue to reflect an average market participant's revenue result in a direct valuation of licenses.
- Discuss how the model isolates the cash flows attributed to the licenses.

- Please provide a detailed description of the projected cash outflows attributed to earning revenues from licenses.
- Discuss how you determine the contributory charges for tangible and intangible assets needed to realize prospective cash flows from the license, including working capital, customer contracts, customer relationships, assembled workforce and any other intangible assets.

2. We note your response to comment four from our letter dated July 7, 2010. You describe recent changes in the political, regulatory and economic environment in Russia as support for your conclusion that broadcasting licenses are indefinite lived assets as a January 1, 2008. We are not convinced that these factors provide persuasive evidence that the estimated useful lives of licenses should now be considered indefinite. Please revise your financial statements to amortize broadcasting licenses over a period that reflects the estimated useful life or provide additional information to support your accounting treatment.

Please file all correspondence over EDGAR. You may contact Gopal Dharia, Senior Staff Accountant, at (202) 551-3353, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me at (202) 551-3810 with any other questions.

Sincerely,

\s\ Terry French

Larry Spirgel
Assistant Director

cc: Trisha Johnson, Esq.
        WilmerHale
        Via Facsimile: (212) 230-8888